Exhibit A

Transactions by the Reporting Persons Since the Most Recent Filing on Schedule 13D

The following table sets forth all unreported transactions with respect to the Common Stock effected by or on behalf of the Reporting Persons since the most recent filings on Schedule 13D through 4:00 p.m., Eastern time, on February 10, 2025. Unless otherwise indicated, all such transactions were effected in the open market. All transactions were made by the Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001.

Securities Purchased	Price Per Share	Transaction Date
3794	$6.00	10-Feb-25
8800	$6.01	10-Feb-25
4763	$6.01	10-Feb-25
100	$6.10	10-Feb-25
1500	$6.01	10-Feb-25
6821	$6.00	10-Feb-25
2608	$6.00	10-Feb-25
1234	$6.01	10-Feb-25
2200	$6.02	10-Feb-25
4400	$6.00	10-Feb-25
100	$6.21	10-Feb-25
200	$6.20	10-Feb-25
100	$6.21	10-Feb-25
200	$6.21	10-Feb-25
100	$6.21	10-Feb-25
600	$6.20	10-Feb-25
1584	$6.16	10-Feb-25
30	$6.12	10-Feb-25
200	$6.11	10-Feb-25
2733	$6.10	10-Feb-25
300	$6.04	10-Feb-25
2207	$6.00	10-Feb-25
200	$6.06	10-Feb-25
1540	$6.01	10-Feb-25
200	$6.02	10-Feb-25
815	$6.03	10-Feb-25
440	$6.02	10-Feb-25
1191	$6.05	10-Feb-25
1000	$6.55	7-Feb-25
13724	$6.27	7-Feb-25
500	$6.63	7-Feb-25
500	$6.41	7-Feb-25
400	$6.65	7-Feb-25
400	$6.60	7-Feb-25
278	$6.55	7-Feb-25

200	$6.53	7-Feb-25
101	$6.56	7-Feb-25
100	$6.66	7-Feb-25
100	$6.66	7-Feb-25
100	$6.61	7-Feb-25
100	$6.60	7-Feb-25
100	$6.55	7-Feb-25
100	$6.55	7-Feb-25
100	$6.56	7-Feb-25
100	$6.53	7-Feb-25
100	$6.55	7-Feb-25
100	$6.55	7-Feb-25
100	$6.55	7-Feb-25
5181	$6.48	7-Feb-25
7575	$6.51	7-Feb-25
10942	$6.29	7-Feb-25
9240	$6.20	7-Feb-25
5778	$6.31	7-Feb-25
100	$6.53	7-Feb-25
100	$6.53	7-Feb-25
100	$6.66	7-Feb-25
94	$6.56	7-Feb-25
8	$6.55	7-Feb-25
8	$6.55	7-Feb-25
6	$6.56	7-Feb-25
5	$6.60	7-Feb-25

106,300